LUXURBAN HOTELS INC.

2125 Biscayne Blvd Suite 253

Miami, Florida 33137

November 5, 2024

VIA EDGAR

Mr. Ruairi Regan

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	LuxUrban Hotels Inc.

Registration Statement on Form S-1

File No. 333-282551

Dear Mr. Ruairi Regan:

LuxUrban Hotels Inc. (the “Company”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 10:00 a.m., Thursday, November 7, 2024, or as soon thereafter as practicable.

Very truly yours,

LUXURBAN HOTELS INC.

By:	/s/ Michael James
	Name:	Michael James
	Title:	Chief Financial Officer